 Attention:   OFFICE OF PUBLIC UTILITY REGULATION
               DIVISION OF INVESTMENT MANAGEMENT





               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.



                          Form U-33-S



                         ANNUAL REPORT
              CONCERNING FOREIGN UTILITY COMPANIES



               Filed under Section U-33-S of the
     Public Utility Holding Company Act of 1935, as amended for the fiscal year ended December 31, 1996



 Filed pursuant to the Public Utility Holding Company Act of 1935 by

                      ENSERCH Corporation
                         ENSERCH Center
                       300 South St. Paul
                      Dallas, Texas 75201



       The Commission is requested to mail copies of all communications relating to this Annual Report to:

                     John F. Stephens, Jr.
                      ENSERCH Corporation
                         ENSERCH Center
                       300 South St. Paul
                      Dallas, Texas  75201




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 Annual Report Concerning
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          ENSERCH Corporation ("ENSERCH"), a Texas corporation, hereby files its annual report concerning foreign utility companies to the Securities and Exchange Commission under Section 33(e) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of two foreign utility companies: Metrogas S.A. and Compania Mexicana de Gas, S.A. de C.V.

 Item 1   Name, Business Address, Facilities, and Ownership

     A.   Metrogas S.A.

          The address of Metrogas S.A. ("Metrogas") is Edeficio Torre el Bosque, Av. el Bosque Norte 0177 Piso ll, Las Condes, Chile. Metrogas is a corporation formed under the laws of the Republic of Chile.

          Metrogas owns and operates a natural gas distribution system in Santiago, Chile. Metrogas distributes or intends to distribute, either directly or through one or more subsidiaries, natural gas to industrial, residential, and commercial customers in the greater Santiago area. The assets of Metrogas consist primarily of "cracking units" suitable for the manufacture of low-Btu gas and of suitable distribution facilities, including a 1200-kilometer pipe network. This network requires conversion and renovation, which Metrogas will conduct, in order to support the distribution of natural gas rather than manufactured gas. Metrogas projects that a newly constructed pipeline from Argentina will make natural gas available in Santiago by May 1997 and that conversion of the existing Santiago network will permit natural gas service to more than 250,000 customers by 2000.

          Lone Star Gas International, Inc. ("LSG International"), a
 Texas corporation and wholly-owned subsidiary of ENSERCH, owns ninety-nine percent (99%) of the voting stock of Lone Star Gas de Chile S.A., a Chilean corporation ("LSG Chile"). National Pipeline Co., a wholly-owned subsidiary of ENSERCH, owns the remaining one percent (1%) of LSG Chile. LSG Chile holds a ten percent (10%) equity interest in Metrogas. The voting interest that LSG Chile holds in Metrogas is roughly proportional to its equity interest.

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 Annual Report Concerning
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     B.   Compania Mexicana de Gas S.A. de C.V.

          The address of Compania Mexicana de Gas, S.A. de C.V. ("CMG") is Calle San Nicolas de las Garza Nte. 2901 Colonia Cementos C.P. 64520, Monterrey N.L. Mexico. CMG is a corporation organized under the laws of the United Mexican States.

          CMG owns a natural gas distribution system in Monterrey, Mexico and sells natural gas to industrial customers located throughout the Monterrey area. The company seeks to develop a residential and commercial natural gas distribution network in several areas in Monterrey. By mid-1997 CMG expects to service, directly or through wholly-owned subsidiaries, approximately 15,000 residential customers through a natural gas pipeline network that currently is in the design stage..

          Enserch Development Corporation, a wholly-owned subsidiary of ENSERCH, owns one percent (1%) of the stock of both Enserch de Mexico S.A. de C.V. ("Enserch Mexico") and Enserch de Monterrey S.A. de C.V. ("Enserch Monterrey"), both Mexican corporations. National Pipeline Co., a wholly-owned subsidiary of ENSERCH, owns ninety-nine percent (99%) of the stock of Enserch Mexico. Enserch Mexico owns ninety-nine percent (99%) of the stock of Enserch Monterrey, which has acquired a forty-nine percent (49%) equity interest in CMG.


 Item 2   Guarantees of Financial Obligations

     A.   Metrogas

          ENSERCH Corporation has provided a guaranty to Transportudora de Gas del Norte S.A. (TNG) supporting contractual obligations of Metrogas; ENSERCH estimates the value of the guaranty obligation to be $900,000.

     B.   CMG

          ENSERCH Corporation provided a guaranty to Citibank, N.A. supporting a letter of credit issued on behalf of CMG to Pemex Gas Y Petroguimca Basica (PEMEX) in order to obtain release of shares of CMG, which had been pledged to PEMEX. The liability under the letter of credit is expected to expire in the Fall of 1997 and is approximately $3.9 million.




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 Annual Report Concerning
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 Item 3   Technical Services Contracts

     A.   Metrogas

          Metrogas entered a Development and Technical Assistance Agreement with LSG International dated effective April 15, 1996. LSG International assigned this agreement to LSG Chile, effective April 16, 1996 and to Enserch International Services, Inc., a Texas corporation and wholly-owned subsidiary of ENSERCH ("EIS"), effective June 1, 1996.

          Under the contract, LSG International is obligated to provide technical assistance to support the renovation of existing manufactured gas facilities that Metrogas operates in Chile in order to permit the distribution of natural gas. LSG International must supply Metrogas with skilled and trained personnel, including an on-site senior-level manager, to provide technical assistance on matters of construction design, procurement of gas supplies, tariff structures and marketing, facilities operation and maintenance, law compliance, and employee training and procedures, among others.

          Metrogas is obligated to pay service fees to LSG International equal to the greater of a) three and one-half percent (3.5%) of the sum of
 i) operating income of Metrogas, ii) dividend income that Metrogas received from the GasAndes projects or its successors and assigns, and iii) any operating income resulting from businesses directly related to natural gas operations of Metrogas or b) two-hundred fifty percent (250%) of the salaries and wages of all LSG International personnel providing services under the agreement.

     B.   CMG

          CMG entered a Development and Technical Assistance Agreement with EIS on February 1, 1996.

          Under the contract, EIS provides technical assistance to CMG in its effort to expand its Monterrey natural gas distribution facilities. The services that CMG receives from EIS include technical assistance on matters such as facility construction, development of rate structures, procurement of gas supplies, facility operation and maintenance, law compliance, and personnel training. EIS supplies CMG with the skilled personnel necessary for such technical assistance, including one on-site senior-level manager and one on-site technical field engineer.

          CMG pays fees to EIS equal to one-hundred percent (100%) of the salaries, wages, and benefits of all EIS personnel engaged in providing services under the Development and Technical Assistance Agreement. CMG also reimburses EIS for all direct travel and other expenses that EIS incurs and that are associated with its performance under the contract.

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 Annual Report Concerning
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 EXHIBIT A


                          Organizational Chart

                          ENSERCH CORPORATION
                     ______________________________
                    |                |            |
                    |                |  ENSERCH DEVELOPMENT
 LONE STAR GAS INTERNATIONAL, INC.   |  CORPORATION
 (wholly-owned subsidiary            |  (wholly-owned subsidiary
            of                       |            of
 ENSERCH CORPORATION)                |  ENSERCH CORPORATION)
            |                        |            |
            |                        |            |
 LONE STAR GAS CHILE S.A.            |  ENSERCH DE MEXICO S.A. DE C.V.
 (99% of voting shares owned         |  (1% of stock owned
            by                       |            by
 LONE STAR GAS INTERNATIONAL, INC.(1)|  ENSERCH DEVELOPMENT CORPORATION(2)
            |                        |            |
 METROGAS S.A.                       |  ENSERCH DE MONTERREY S.A. DE C.V.
 (10% equity interest owned          |  (99% of stock owned
            by                       |            by
 LONE STAR GAS CHILE S.A.)           |  ENSERCH DE MEXICO S.A. DE C.V.;
                                     |  1% of stock owned by
                                     |  ENSERCH DEVELOPMENT CORPORATION)
                                     |             |
                                     |             |
                                     |  COMPANIA MEXICANA DE GAS S.A. DE C.V.
                                     |          ("CMG")
                                     |  (contractual rights to purchase
                                     |  49% of CMG stock are owned by
                                     |  ENSERCH DE MONTERREY S.A. DE C.V.)
                                     |
                                     |
 ENSERCH INTERNATIONAL SERVICES, INC. ("EIS")
 (wholly-owned subsidiary of
 ENSERCH CORPORATION)

 (1) National Pipeline Co., a wholly-owned subsidiary of ENSERCH, owns one percent (1%) of LSG Chile.
 (2) National Pipeline Co. owns ninety-nine percent (99%) of the stock of Enserch Mexico.

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 Annual Report Concerning
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          The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.


                                    ENSERCH CORPORATION



 Date: April 29, 1997               By:  /s/ A. E. Gallatin
                                         A.E. Gallatin
                                         Vice President and Treasurer